Exhibit 99.1

 1  IMARC Conference  Sydney, NSW   Li  B  INVESTOR PRESENTATION  28 October 2026  : IONR  www.ioneer.com  ASX : INR

 Disclaimer  2  This presentation has been prepared as a summary only and does not contain all information about ioneer Ltds (ioneer or the Company) assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to ioneer’s securities. The securities issued by ioneer are considered speculative and there is no guarantee that they will make a return on the capital invested, that dividends will be paid on the shares or that there will be an increase in the value of the shares in the future.   ioneer does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by ioneer are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Investors should make and rely upon their own enquiries before deciding to acquire or deal in the Company's securities.  Forward Looking Statements  Various statements in this presentation constitute statements relating to intentions, future acts and events which are generally classified as “forward looking statements”. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other important factors (many of which are beyond the Company’s control) that could cause those future acts, events and circumstances to differ materially from what is presented or implicitly portrayed in this presentation.  For example, future reserves described in this presentation may be based, in part, on market prices that may vary significantly from current levels. These variations may materially affect the timing or feasibility of particular developments.   Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar expressions are intended to identify forward-looking statements.   ioneer cautions security holders and prospective security holders to not place undue reliance on these forward-looking statements, which reflect the view of ioneer only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Except as required by applicable regulations or by law, ioneer does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.   Competent Persons Statement  In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025, released on ASX. Further information regarding the Mineral Resource estimate and Ore Reserve can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.   In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Further Leach Optimisation Enhances Project Economics” dated 29 October. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  No offer of securities  Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell ioneer securities in any jurisdiction or be treated or relied upon as a recommendation or advice by ioneer.   Reliance on third party information  The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by ioneer.   Lithium Carbonate Equivalent   The formula used for the Lithium Carbonate Equivalent (LCE) values quoted in this presentation is: LCE = (lithium carbonate tonnes produced + lithium hydroxide tonnes produced * 0.880   Note  All $’s in this presentation are US$’s except where otherwise noted.

Rhyolite Ridge Lithium-Boron Project

A construction-ready mining and processing development that is key to U.S. Critical Mineral onshoring ioneer

1. Strong and resilient economics **Lithium-Boron Project – NPV = $2.3B, IRR = 23.2% (levered)**
2. **265Mt Ore Reserve (PP), Largest undeveloped boron reserve globally (ex-Turkey)**
3. **All-in sustaining cash cost of US$4,628** bottom quartile of global lithium cost curve
4. **Fully permitted**, shovel ready, with off-takes, and **$1B low-cost US government debt**
5. Proven **expansion potential – 549Mt Mineral Resource (MII), North and South Basins**
6. **Ongoing engagement with U.S. Government and potential Strategic Partners**

3 INVESTOR PRESENTATION 28 October 2026 Nasdaq : IONR ASX : INR www.ioneer.com

 Rhyolite Ridge A Very Rare Lithium and Boron DepositThat will produce high-purity, refined chemicals in the U.S.   4

 Boron – Key Facts  Commercially viable quantities found in very few places globally  Among the rarest ores on Earth  Southwest USA & Turkey account for ~80% of global production  Incredibly versatile, used in over 300 separate applications   Essential to modern life and critical for energy, defence and aerospace.  Defense Logistic Agency (DLA) Strategic Material  U.S. Government priority around magnets, batteries and semi-conductors  5

 From Termites to TanksCritical for Energy, Defense, Aerospace, Agriculture & Everyday Life   6  Aerospace & Defense  Defense Communications  Missile & Aerospace Systems  Energy  Agriculture   Semiconductor / Electronics   Glass & Chemicals  Nuclear  Armor & Ballistics

 Boron – A Global Business Sourced from Two Countries   7  A 4Mt pa global business   Boron mine in California produces ~30% of world supply (1Mt pa)   DoD consumed over 35kt of boron carbide for military applications in 2023  ~73% boron reserves are found in Turkey  Rhyolite Ridge  The only construction ready, DFS-complete, fully permitted boron deposit in the U.S. and possibly the world  ~25% of revenue comes from boron ($100-200m per year)

 8  Driven by leach optimisation, new mine plan and increased production  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.     October 20251.5-day leach1  Avg. Annual LCE Production (Years 1-25)  24,500 tpa  Avg. Annual Boric Acid Production (Years 1-25)  135,000 tpa  Ore Processed LOM  265.5 Mt  Ore Processed TPA  3.4 Mt  Ore Processed TPD  10,500 t  Unlevered NPV8  $2,237 million  Unlevered IRR  18.0%  Avg. Annual EBITDA LOM  $417 million  Avg. Annual Revenue LOM  $608 million  Life of Project  77 years  Capital Costs (AACE Class 2 estimate)  $1,683.2 million  Strong and Resilient Project Economics

 : IONR  Rhyolite Ridge at the Bottom of the Global Cost Curve  : IONR  www.ioneer.com  9

Substantially De-Risked Project

Permitted

Final Federal permit received in October 2024[1]

- The BLM issued a positive Record of Decision (ROD) concluding the NEPA process

Shovel Ready

70% Engineering design complete

- Industry leading partners
- Proven technology & equipment
- Technically led approach - + $200 m invested

Offtakes In Place

Lithium & Boron offtake Placed

- Signed lithium offtakes with Ford, EcoPro, PPES and Dragonfly
- Signed boron offtake and sales agreements

Low-Cost Debt

U.S DOE loan for $996 million[2]

- Low interest
- Long tenor
- Government loan



[1] See announcement dated 25 October 2024 entitled "Rhyolite Ridge Lithium-Boron Project Receives Final Permit Approval".
[2] See announcement dated 20 January 2025 entitled "Rhyolite Ridge Lithium-Boron Project closes upsized US$996 million loan from U.S. Department of Energy to accelerate domestic critical mineral production".

10 INVESTOR PRESENTATION 28 October 2026 Nasdaq : IONR ASX : INR www.ioneer.com

 11  Expansion Potential  Mineral Resource is limited to part of the South Basin as shown on the map   Further drilling in South and North Basins likely to result in increase to Mineral Resource Estimate  Multiple expansion options with potential to increase lithium and boron supply to meet growing demand  Mineral Resource Estimate1   Group  Classification  Tonnes  (M)  Li  (ppm)  B  (ppm)  Li2CO3  (wt. %)  H3BO3  (wt. %)  Li2CO3  (kt)  H3BO3  (kt)  Combined Streams  October 2025 Resource  Mea + Ind  440.3  1,424  5,026  0.76  2.87  3,337  12,655  Inf  108.3  1,310  3,384  0.70  1.93  755  2,095  Total  548.6  1,401  4,702  0.75  2.69  4,092  14,750  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025  Resource

 12  Strategic Partnering Process  Strategic Partnering process involving a minority sell-down of ioneer’s 100% interest in Rhyolite Ridge, consortium approach   Change of focus following inclusion of boron on the U.S. critical minerals list combined with trade negotiations with Korea and Japan   Beneficiary of strong U.S. Government support for domestic boron and lithium production  Executed non-binding MoUs with the Korea Investment Development Fund (KIND) and Hyundai Engineering   Conditional award from the U.S. Army to lease land for a boron ceramics processing facility at the Tooele Army Depot  Nearing completion of process

 2026 – Advancing towards FID and development  13  1  Strategic partnering process to secure capable and committed equity partner(s)  2  Partnering process benefitting from favourable supply / demand dynamics in lithium and boron markets and the inclusion of boron on the U.S. critical minerals list  3  Ioneer represents direct exposure to the US onshoring thematic   Closely coordinating with U.S. administration regarding the equity funding needs of the project  5  Strong Balance Sheet and fully funded through to FID and beyond  4  Advancing the project to full construction readiness, ensuring all technical and permitting requirements are met ahead of FID

 14  Key Takeaways  Shovel Ready  Expandable  Robust Economics  Dual Revenue  Unique Deposit  A rare, long-life, permitted, shovel ready project in the U.S. with strong government support  A stable, secure, long-term supply of two products essential for batteries, magnets, semiconductors, nuclear and military applications  Critical for the onshoring of refined lithium and boron   Next Steps: Equity Financing, FID, Construction (36mths), First Production 2029

 Corporate Snapshot  15  Capital Structure (As of 27 October 2026)  Shares Outstanding  3.09b  Performance Rights And Options Outstanding  75m  Cash Balance – 30 September 2026  US$55m  Share Price ASX – 27 October 2026   A$0.10  ADR Price NASDAQ (1 ADR = 40 ASX Shares)   US$2.73  Market Capitalisation – 27 October 2026  A$285m  Research Coverage  Total Shareholder Composition  As at 30 June 2026  Total Shares by Geography  As at 30 June 2026  1Cash balance is based off the latest quarterly information and is unaudited and unreviewed. See Quarterly Activities Report dated 27 October 2026.  Corporate Snapshot

 Appendix A: Supporting Materials

 Proven Team with Extensive Lithium & Boron Experience  17  Experienced Board of Directors  ALAN DAVIES  Non-executive Director  Former Chief Executive, Energy & Minerals of Rio Tinto  ROSE McKINNEY-JAMES  Non-executive Director  Former President and CEO of Corporation for Solar Tech & Renewable Resources  JAMES D. CALAWAY  Executive Chair  Former Non-executive chair of Orocobre Ltd  MARGARET WALKER  Non-executive Director  Former VP Engineering and Technology Centers, Dow Chemical  TIM WOODALL  Non-executive Director  30 years’ experience in M&A and finance, specialising in the energy sector  BERNARD ROWE  Managing Director  CEO & Founder  Best-in-class Management Team with Industry Experience  April Hashimoto  Interim CFO  MATT WEAVER  Senior VP Engineering & Operations  CHAD YEFTICH  VP Corporate Development & External Affairs  KEN COONVP Human Resources  YOSHIO NAGAI  VP Commercial Sales & Marketing

Overview of Rhyolite Ridge's Geology

Overview

- Rhyolite Ridge is a geologically unique sediment-hosted, lithium-boron deposit that occurs within lacustrine sedimentary rocks of the South Basin, peripheral to the Silver Peak Caldera
  - It is one of only two major lithium-boron deposits globally and the only known deposit associated with the boron mineral, Searlesite
- The regional surface geology is characterized by relatively young Tertiary volcanic rocks
  - Tertiary rocks characterized by a series of interlayered sedimentary and volcanic rocks, which were deposited throughout west-central Nevada
- Precambrian and Cambrian rocks in the Silver Peak Range are composed of siltstones, claystone, quartzites, and carbonates
  - Outcrops of these rocks occur in the Mineral Ridge area of the Silver Peak Range, to the east of the Project area, and are variably metamorphosed and structurally deformed

Rhyolite Ridge Lithology Overview



Active Section
Basin Outline
0m
300m

Rhyolite Ridge Lithology Units

Q1	Volcanic rocks and sand	S5	Siltstone
S3	Siltstone	G6	Gritstone
G4	Gritstone	L6	Marl and carbonate
M4	White carbonate / clay	Lsi	Marl and silicified marl
G5	Gritstone	G7	Gritstone (includes Diamictite)
M5	Claystone	Tlv	Latite
B5	Marl	Tbx	Tuff breccia

Looking Northeast



- Source: Rhyolite Ridge Feasibility Study

18 INVESTOR PRESENTATION 28 October 2026 Nasdaq : IONR ASX : INR www.ioneer.com

 Sedimentary Deposit Examples  19  Ioneer Rhyolite Ridge Li-B (Searlesite) Resource  Rhyolite Ridge is only known occurrence of a Searlesite hosted lithium deposit  CORE  Other Li-Only (Clay)  CORE  Most common type of sedimentary deposit in North America

 Acid Leach Results – Average Recoveries >84%  20  Stream 1  High Boron   Stream 2  Low Boron  Stream 3  Clay  Low Boron  1,544 kt LCE  1,888 kt LCE  659 kt LCE  1,000 – 3,000 kt LCE  1,624 ppm  1,149 ppm  2,029 ppm  1,000 – 1,700 ppm  94% Li  84% Li  89% Li  91% Li  300 +  90  90  35  South Basin  Beacon Hill  BEFORE LEACH  AFTER LEACH  Grade  Recovery  Li Contained  #TEST

 Proposed Rhyolite Ridge Process Plant  21  Ore Handling/ Sizing and Storage  SulphuricAcid Plant  Vat Leach Plant  Sulphur Supply  Power Plant  Plant Utilities  Boric Acid Circuit  Reagents  Lithium Carbonate Circuit  Evaporation/ Crystallization  Engineering rendering of the Rhyolite Ridge Processing Plant

Well Understood and Proven Flow Sheet



Sulfuric Acid Plant
Power Gen STG
Steam Systems
Water Systems
Other Utilities
Reagents
IR-2 Cake Recycle (Recycle Reagent)
ROM
Leach
Boric Acid Crystallization
Impurity Removal 1
Evaporation Crystallization Flotation
Impurity Removal 2
Lithium Precipitation
Evaporation 2
Spent Ore
Boric Acid
Filter Cake
Sulphate Salts
Technical Grade Lithium Carbonate (Year 1-2)
Battery Grade Lithium Hydroxide (Year 3+)
Sulphate Salts
Bleed

22

INVESTOR PRESENTATION 28 October 2026

Nasdaq : IONR ASX : INR www.ioneer.com

U.S. District Court Upholds Rhyolite Ridge Federal Permit  Following Issuance of Record of Decision in October 2024, litigation was brought by NGOs against federal agencies challenging Project approval   On March 30, 2026, the Court found that BLM and USFWS complied with NEPA and FLPMA in their review and approval of the project  On April 8, 2026, the same NGO groups announced that they will appeal the District Court decision to the 9th Circuit Court  The Rhyolite Ridge Mine Plan of Operations was developed following a rigorous, science-based approach towards design over many years in consultation and collaboration with federal, state and local agencies and partners  Ioneer is confident the District Court decision will be affirmed on appeal and have no impact to construction schedule  : IONR  23

 South Basin Resource Estimate October 2025  24     Stream     Classification     Tonnage  Ktonnes     Li  ppm     B  ppm     Li2CO3  Wt. %     H3BO3  Wt. %  Contained  Li2CO3  (kt)  H3BO3  (kt)  1   Searlesite: High-boron lithium mineralisation (low clay content)  Measured  64,385  1,752  12,669  0.93  7.24  600  4,664  Indicated  87,372  1,551  11,280  0.83  6.45  721  5,636  Inferred  26,877  1,554  11,101  0.83  6.35  222  1,706  Total S1  178,634  1,624  11,754  0.86  6.72  1,544  12,006  2  Low–boron lithium mineralisation (low clay content)  Measured  74,859  1,198  1,461  0.64  0.84  477  626  Indicated  164,785  1,121  1,445  0.60  0.83  983  1,362  Inferred  69,295  1,161  881  0.62  0.50  428  349  Total S2  308,939  1,149  1,323  0.61  0.76  1,888  2,336  3  Low-boron lithium mineralisation (high clay content)  Measured  19,223  2,201  1,550  1.17  0.89  225  170  Indicated  29,720  2,085  1,164  1.11  0.67  330  198  Inferred  12,118  1,621  579  0.86  0.33  105  40  Total S3  61,061  2,029  1,169  1.08  0.67  659  408  ALL  Grand Total  548,633  1,401  4,702  0.75  2.69  4,092  14,750  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.

 South Basin Ore Reserve Estimate October 2025  25     Stream     Classification     Tonnage  Ktonnes     Li  ppm     B  ppm     Li2CO3  Wt. %     H3BO3  Wt. %  Contained  Li2CO3  (kt)  H3BO3  (kt)  1   (>= 5,000 ppm B)  Proven  39,428  1,823  13,235  0.97  7.57  383  2,984  Probable  51,812  1,632  11,640  0.87  6.66  450  3,448  Total S1  91,241  1,715  12,329  0.91  7.05  833  6,432  2  ($11.13/tonne net value cut-off grade, low clay)  Proven  45,200  1,261  1,298  0.67  0.74  303  335  Probable  103,899  1,115  1,356  0.59  0.78  617  806  Total S2  149,099  1,159  1,339  0.62  0.77  920  1,141  3  ($11.13/tonne net value cut-off grade, High clay)  Proven  7,001  2,205  1,630  1.17  0.93  82  65  Probable  18,191  2,110  1,176  1.12  0.67  204  122  Total S3  25,192  2,137  1,302  1.14  0.74  286  188  ALL  Grand Total  265,531  1,443  5,112  0.77  2.92  2,039  7,761  1 See Company announcement titled “Further Leach Optimisation Enhances Project Economics” dated 29 October 2025.

 26  www.ioneer.com. ir@ioneer.com